Exhibit 99.2

ADHEREX REPORTS 2005 FISCAL RESULTS

Research Triangle Park, NC, March 31, 2006 — Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the twelve-month fiscal period ended December 31, 2005. All amounts are in U.S. dollars unless otherwise stated.

The net loss for the twelve-month fiscal period ended December 31, 2005 was $19.2 million, or $0.49 loss per share, compared to a net loss of $8.1 million, or $0.22 loss per share, for the six-month fiscal transition period ended December 31, 2004. Operating expenses totaled $18.3 million for the twelve-month fiscal period ended December 31, 2005 as compared to $7.4 million for the six-month fiscal transition period ended December 31, 2004. The increased operational expenses primarily reflect the advancement of our product portfolio including increased clinical activity for ADH-1 and the acquisition of eniluracil from GlaxoSmithKline in fiscal 2005.

Cash, cash equivalents and short-term investments totaled $13.1 million as of December 31, 2005 compared to $17.5 million as of December 31, 2004, with a corresponding decrease in working capital of $5.4 million. The decreased cash balance reflects spending to fund operations.

The selected consolidated financial data presented below are derived from our consolidated financial statements prepared under Canadian generally accepted accounting principles and are not complete. Specifically, they exclude the accompanying footnotes, which are an integral part of the consolidated financial statements, including the reconciliation between U.S. and Canadian GAAP and a going concern footnote. The complete audited consolidated financial statements for the year ended December 31, 2005 and management’s discussion and analysis of financial condition and results of operations are available on our website at www.adherex.com.

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars and shares in thousands except per share amounts)

	December 31, 2005	December 31, 2004	June 30, 2004
Condensed Consolidated Balance Sheets:
Assets:
Cash, cash equivalents and short-term investments	$13,144	$17,548	$20,701
Other current and long-term assets	1,147	1,026	1,312
Acquired intellectual property rights	14,154	20,415	19,496

Total Assets	$28,445	$38,989	$41,509

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$2,664	$1,779	$1,467
Other current and long-term liabilities	550	140	92
Future income taxes	5,174	7,463	7,126
Total shareholders’ equity	20,057	29,607	32,824

Total liabilities and shareholders’ equity	$28,445	$38,989	$41,509

	Year Ended December 31, 2005	Six Months Ended December 31, 2004	Years Ended June 30,
			2004	2003
Condensed Consolidated Statements of Operations:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	12,441	3,443	3,561	2,745
General and administration	3,182	2,727	3,481	1,996
Amortization of acquired intellectual property rights	2,723	1,234	2,323	1,265

(Loss from operations)	(18,346)	(7,404)	(9,365)	(6,006)

Other income (expense):
Loss on impairment of intellectual property	(3,539)	—	—	—
Settlement of Cadherin Biomedical Inc. litigation	—	(1,283)	—	—
Interest expense	(11)	—	(331)	(11)
Interest income	361	171	162	72

Total other income and (expense)	(3,189)	(1,112)	(169)	61

Loss before income taxes	(21,535)	(8,516)	(9,534)	(5,945)
Recovery of future income taxes	2,290	451	849	462

Net loss	$(19,245)	$(8,065)	$(8,685)	$(5,483)

Net loss per share of common stock, basic and diluted	$(0.49)	$(0.22)	$(0.36)	$(0.42)

Weighted-average number of shares of common stock outstanding, basic and diluted	39,276	35,989	24,233	12,920

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

This press release may contain forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. We are subject to various risks, including our history of losses, our need for additional capital to fund our operations, the early stage of our product candidates, the uncertainties of clinical trials, drug development and regulatory review, our reliance on collaborative partners and other risks inherent in the biopharmaceutical industry. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com